Exhibit (d)(2)

NON-BINDING LETTER OF SUPPORT

To: Bo Yu Limited (the “Offeror”)

From: SVF Fax Subco (Singapore) Pte. Ltd.

20 June 2025

Dear Sirs

Proposed privatisation of OneConnect Financial Technology Co., Ltd. (Stock Code: 6638) (the “Company”) by the Offeror

We refer to the proposed privatisation of the Company by way of a scheme of arrangement by the Offeror (the “Proposal”) on the terms and subject to the conditions set out in the joint announcement (the “Announcement”) of the Offeror and the Company to be announced in accordance with Rule 3.5 of the Code on Takeovers and Mergers (the “Code”) in relation to the Proposal.

We are the sole beneficial owner of and able to control the votes with respect to 11,555,097 ordinary shares (the “Shares”) in the issued share capital of the Company. We are not interested in, or able to control any votes with respect to, any other ordinary shares in the Company. To the extent we cease to control some or all of the Shares, the provisions of this letter shall cease to apply to such Shares but will continue to apply to all other Shares controlled by us.

We confirm that it is currently our intention to vote in favour of all resolutions which are necessary to implement the Proposal to be proposed at the court meeting and the extraordinary general meeting of the Company (the “Resolutions”).

Although it is our current intention to take the action referred to in the previous paragraph, this letter is not intended to create any legally binding obligations on ourselves to vote in favour of the Resolutions and does not affect our ability to deal in the Shares prior to casting any vote with respect to the Proposal. However, we agree to promptly notify you if we become aware that we no longer intend to vote in favour of the Resolutions. For the avoidance of doubt, this letter does not impose any obligations on us to notify you on any dealing in the Shares by us.

We consent to the inclusion of the particulars of this letter in an announcement to be published by the Offeror and the Company and other documentation to be issued in connection with the Proposal, and acknowledge the requirement for this letter to be published on the website of the Company and the website of the Securities and Futures Commission of Hong Kong for the sole purpose of and only for the time period stipulated by Note 1 to Rule 8 of the Hong Kong Code on Takeovers and Mergers.

Yours faithfully,

For and on behalf of
SVF Fax Subco (Singapore) Pte. Ltd.

/s/ Martin Joseph ORegan
Name: Martin Joseph ORegan
Title: Director